Format 1

Dear X,

1. Have you ever lost a package of high emotional Value?
2. Do you Like standing in Line for Food, Groceries or any other deliveries?
3. Do you travel frequently and anxious about your deliveries?

- I had lost and like me there are Millions who lose valuable packages!
- Losing valuable time standing in Long lines for Medicines, Groceries or Food
- Traveling and anxious about deliveries lying unattended.

Just think for a moment! Is there any solution which can solve all these problems?

Smart DoorBox Can! It solves these problems efficiently.

1. Completely driven by Artificial Intelligence and Machine Learning algorithm
2. With Automatic package detection technology
3. Integrated Internet of things.
4. Control from Mobile-App (Video, Images, Notifications, Lock-Unlock)
5. With Smart DoorBox your deliveries can be secured anywhere, anytime

Smart DoorBox can revolutionize Last mile Delivery, e-commerce and Smart Home

Segments. Market Opportunity and TAM

1. $ 1.8 trillion delivery logistics Market
2. $ 1.65 trillion e-commerce Market
3. $ 400 billion Smart Home Market

Traction

1. Approaching close to a million successful deliveries in its maiden Version
2. 160+ reviews in Amazon, Top 2% in Amazon best Sellers

3. Strong demand in the USA, UK, Japan, Belgium, and other parts of the world.

We are raising capital for Mass production of Smart DoorBox! If you would like to

be a part of this growth, kindly let me know.

https://www.doorbox.ai/

We are in Wefunder too! Come Join us, be a part of this exciting Journey!

https://wefunder.com/doorbox.corporation.2

Format 2

Hi,

Greetings!! I am Kumar, founder and CEO of DoorBox. As a alumni of IIT, I know how much Hard Work, Sacrifices, Patience, Resilience $ Perseverance it takes to reach the Zenith. I went through massive emotional pain after I lost my father and his belongings due to porch piracy. It is my mission to stop porch piracy, hence DoorBox was Born.

Smart DoorBox, has features like Live Videos from Mobile-App, IOT enabled, AI and ML (Front porch Robot).

We are raising capital for Smart DoorBox, and I would be ever grateful to you, if you could share this Wefunder link with your connections or join our journey.

https://wefunder.com/doorbox.corporation.2

Looking forward for your support to make DoorBox a Unicorn.

Thank you very much.

Format 3 - Normal LinkedIn Messages for Investor reach (Free Messages)

Hi,

Hope you are doing fine!

My name is Kumar Sundaresan, President, CEO and Founder of DoorBox.

DoorBox is an AI and IOT enabled Box which will solve our massive E commerce problem. We have been granted 3 US, and 9 international utility patents. We are raising capital and we would love to hear from you if this is of interest.

I have summarized our invention nicely in www.doorbox.ai/pitchvideo.

Thank you very much.

Format 4

Facebook

Introducing - Smart DoorBox - A Mobile-App based, IOT-enabled, AI-driven, Cloud software platform administered Front-Porch Robot
We are in Wefunder - https://wefunder.com/doorbox.corporation.2

Join us in our Journey!!

Instagram

Mobile-App based, IOT-enabled, AI and Cloud software administered Front-Porch Robot www.doorbox.co/wefunder.com/doorbox.corporation.2

===LinkedIn Posts

We are gaining Momentum and have already reached our first Benchmark within 7 days!! Just search DoorBox in Wefunder and we will be there. Come and Join us in our Journey.

Format 5

Hi ,

Greetings!! Hope you are doing well!!

May I request 2 minutes of your precious time, to present my latest venture - DoorBox.ai.

Smart DoorBox is a front Porch Robot that will revolutionize the way deliveries are secured.

1. Completely Automatic

2. IOT-enabled

3. Mobile-App based

4. With Artificial Intelligence and Machine Learning Capabilities

5. Dual Cameras, Sensors

6. Live Streaming and many more

Smart DoorBox can be operated from anywhere in the World!!

Please take a look at this Wefunder link and let me know if this is of interest.

https://wefunder.com/doorbox.corporation.2

Also, it would be very helpful for us, if you could kindly share this link with your friends or connects. Thank you very much for your time.

Format 6

Dear X,

Do you know Smart DoorBox can impact $1.8 trillion delivery logistics, $1.65 trillion e-commerce and $400 billion Smart Home Markets?

Like me there are Millions who,

1. Have lost a package of high emotional Value.

2. Stand in Line for Food, Groceries or other deliveries.
3. Travel frequently and anxious about deliveries.

Is there any solution which can solve all these problems?

Yes, there is! Smart DoorBox solves these problems efficiently.

1. Driven by Artificial Intelligence Algorithm
2. With Automatic package detection technology
3. Integrated IoT.

We are raising capital for Smart DoorBox! If this interests you, kindly let me know. I would Love 15 mins of your valuable time to discuss our existing Investors, TAM, Revenue model etc.

We are fundraising in Wefunder too! It would be awesome, if you could kindly share our campaign with your connects! Really Appreciate your time.

Can you vouch for John Doe?

John has applied to raise funding for **Company Name** on Wefunder and provided your name as a personal reference.

> *Quote goes here*

Wefunder has raised hundreds of millions for startups that later went on to raise over $5 billion in follow-on funding from venture capitalists.

Can you vouch for John?

VOUCH FOR JOHN

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